Exhibit 99.1

News Release

PartnerRe Ltd. Reports Third Quarter and Nine Month 2017 Results

▪	Third Quarter Net Loss of $84 million, driven by $437 million after-tax loss related to the hurricanes Harvey, Irma and Maria

▪	Non-life combined ratio of 109.8%, driven by a 135.8% combined ratio in the P&C segment and a 76.3% combined ratio in the Specialty segment

▪	Book Value or common shareholder’s equity of $6.1 billion, a 0.9% decrease compared to June 30, 2017 and a 2.0% increase compared to December 31, 2016
PEMBROKE, Bermuda, November 16, 2017 - PartnerRe Ltd. ("the Company") today reported a net loss available to common shareholder of $84 million for the third quarter of 2017 compared to net income of $240 million for the same period of 2016. Net income or loss available to common shareholder includes net realized and unrealized investment gains of $61 million in the third quarter of 2017 compared to $56 million in the same period of 2016. Operating losses were $113 million for the third quarter of 2017 compared to operating gains of $185 million for the same period of 2016.
Net income available to common shareholder for the first nine months of 2017 was $145 million compared to $578 million in the same period of 2016. Net income available to common shareholder includes net realized and unrealized investment gains of $214 million compared to $415 million in the same period of 2016. Operating earnings for the first nine months of 2017 were $27 million compared to $164 million for the same period of 2016.
Operating earnings is a non-GAAP financial measure which excludes certain net after-tax realized and unrealized investment gains and losses, net after-tax foreign exchange gains and losses and certain net after-tax interest in results of equity method investments, and is calculated after dividends to preferred shareholders.
Operating (losses) earnings and net (loss) income available to common shareholder, and the associated annualized ROEs, for the third quarters and the first nine months of 2017 and 2016 include various non-recurring transaction and reorganization related costs, which impact period over period comparability as follows (in US$ millions, except for percentages):

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	1

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Non-GAAP measures adjusted for transaction and reorganization related costs, net of tax(1):	Q3 2017	Q3 2016	YTD 2017	YTD 2016
Operating (losses) earnings	$(107)	$197	$46	$257
Annualized Operating ROE	(7.0)%	12.6%	1.0%	5.5%
Net (loss) income available to common shareholder(2)	$(78)	$252	$164	$672
Annualized net (loss) income available to common shareholder ROE	(5.1)%	16.2%	3.6%	14.5%

(1)
The adjustment of $6 million, after-tax, for the three months ended September 30, 2017 primarily represented reorganization related costs. The adjustment of $19 million, after-tax, for the nine months ended September 30, 2017, primarily represented reorganization related costs and transaction costs related to the Aurigen acquisition. The adjustment of $12 million, after-tax, for the three months ended September 30, 2016 represented reorganization related severance costs and costs related to certain executive changes. The adjustment of $93 million, after-tax, for the nine months ended September 30, 2016 primarily represented transaction costs and accelerated stock-based compensation expense related to the closing of the acquisition by Exor as well as reorganization related severance costs.

(2) Net (loss) income available to common shareholder is calculated after preferred dividends.
Commenting on results, PartnerRe President and Chief Executive Officer Emmanuel Clarke said, “The third quarter of 2017 was a very active period of severe catastrophe events, with a series of hurricanes impacting the Caribbean and the U.S. and two earthquakes in Mexico. Our first thoughts go to the victims of these catastrophes. PartnerRe is paying losses promptly and continue to provide coverage to our clients, demonstrating the value of our reinsurance product, which ultimately contributes to fund reconstruction efforts in devastated regions."
Mr. Clarke also added: “Despite the impact of these losses on the catastrophe exposed lines in our portfolio, PartnerRe book value declined by only 0.9% during the quarter, thanks to discipline in deploying capital in Catastrophe exposed classes, solid performance in our Specialty portfolio, an improvement in our P&C non-CAT accident year technical ratio compared to the third quarter of 2016 and good investments performance. These results highlight our underwriting discipline and the quality and diversification of our underwriting portfolio. We are approaching the January 1 renewals season with a strong capital position which will allow us to benefit from improving pricing conditions in the market."
Highlights for the third quarter of 2017 compared to the same period of 2016 include the following:

Non-Life:

▪
Non-life net premiums written were up 7% compared to the same period of 2016, primarily as a result of new business written and reinstatement premiums, partially offset by cancellations and non-renewals. Excluding reinstatement premiums, net premiums written increased by 2%.

▪
The Non-life combined ratio of 109.8% was driven by large catastrophic losses related to the hurricanes Harvey, Irma and Maria of $472 million, pre-tax, net of retrocession and reinstatement premiums, or 44.7 points on the combined ratio. The Non-life combined ratio in the third quarter of 2016 was 82.7% and did not include any large catastrophic losses. Excluding large catastrophic

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	2

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losses, the Non-life combined ratio in the third quarter of 2017 was 17.6 percentage points lower than the combined ratio in the third quarter of 2016, with the improvement mainly driven by an improved current accident year technical ratio, higher contributions from net prior years' reserve development and a lower expense ratio.

▪
The Non-life combined ratio continued to benefit from net favorable prior years' reserve development of $187 million (17.7 points), with both the P&C and Specialty segments experiencing net favorable development from prior accident years. The combined ratio for the third quarter of 2016 included favorable prior year development of $173 million (16.7 points).

Life and Health:

▪	Net premiums written were up 22% in the third quarter of 2017 compared to the same period of 2016, primarily driven by the inclusion of the Aurigen life premiums and growth in health business.

▪
Allocated underwriting result, which includes allocated investment income and other expenses, was a loss of $10 million in the third quarter of 2017 compared to a gain of $11 million in the same period of 2016. This decrease primarily reflects lower profitability in the health line of business.

Investments:

▪
Total net investment return in the third quarter of 2017 of $168 million, or 1.0% in percentage terms, includes net realized and unrealized investment gains of $61 million, net investment income of $98 million and interest in earnings of equity method investments of $9 million. This compares to a total net investment return of $161 million, or 0.9%, for the third quarter of 2016.

▪
The total net investment return in the third quarter of 2017 was primarily generated by net investment income from fixed income securities and mark-to-market gains in public equity and third party private equity funds. A further compression of U.S. investment grade corporate and mortgage-backed securities spreads also contributed to a positive mark-to-market result, partially offset by an increase in risk-free rates in Canada.

▪	Net investment income of $98 million was down $4 million, or 4%, compared to the third quarter of 2016, mainly due to the derisking of the investment portfolio in the fourth quarter of 2016.

▪	Reinvestment rates are currently 2.7%, in line with our existing fixed income yield of 2.5%.
Other Income Statement Items:

▪	Other expenses of $90 million in the third quarter of 2017 were comparable to $91 million for the same period of 2016 and included $9 million of Aurigen expenses.

▪
Interest expense of $11 million in the third quarter of 2017 was comparable to $12 million for the third quarter of 2016 due to the reduction from the redemption of $250 million of senior notes in the fourth quarter of 2016 being partially offset by the issuance of the €750 million senior debt (Euro debt) at a lower interest rate.

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	3

News Release

•
The preferred dividends of $12 million in the third quarter of 2017 were down $3 million compared to the third quarter of 2016 as a result of the redemption of $150 million of Series D and E preferred shares during the fourth quarter of 2016.

•
Net foreign exchange losses in the third quarter of 2017 were $41 million, mainly driven by the strengthening of certain currencies against the U.S. dollar and cost of hedging foreign exchange currencies.

▪
Income tax expense of $10 million on a pre-tax loss of $62 million in the third quarter of 2017 (compared to $29 million on a pre-tax income of $283 million for the same period of 2016) was primarily driven by the geographical distribution of pre-tax profits and losses, with a significant portion of the large catastrophic losses recorded in jurisdictions with low or nil tax rates and profits recorded in tax jurisdictions with higher income tax rates.

Balance Sheet and Capitalization:

▪	Total investments, cash and cash equivalents and funds held–directly managed were $17.1 billion at September 30, 2017, up 1.4% compared to December 31, 2016.

▪
Cash and cash equivalents and fixed maturities, which are government issued or investment grade fixed income securities, were $14.4 billion at September 30, 2017, representing 87% of the cash and cash equivalents and total investments.

▪
The average rating and the average duration of the fixed income portfolio at September 30, 2017 was A and 4.8 years, respectively, while the average duration of the Company’s liabilities was 4.5 years.

▪	There were no dividends declared on common shares during the third quarter of 2017. Dividends declared to common shareholder for the first nine months of 2017 were $25 million.

▪	Total capital was $8.2 billion at September 30, 2017, up 2.7% compared to $8.0 billion at December 31, 2016, primarily due to net income of $180 million for the first nine months of 2017.

▪
Common shareholder's equity (or book value) and tangible book value were $6.1 billion and $5.5 billion, respectively, at September 30, 2017, up 2.0% and 1.1%, respectively, compared to December 31, 2016, primarily due to net income for the first nine months of 2017.

Cash Flows:

▪
Cash provided by operating activities was $113 million in the third quarter of 2017 compared to $197 million in the third quarter of 2016. The positive cash flow was primarily driven by investment income.

▪
Cash used in investing activities was $77 million in the third quarter of 2017 compared to $811 million in the same period in 2016. The cash used in the third quarter of 2017 was primarily due to net purchases of fixed maturity securities. The cash used in investing activities in the third quarter of 2016 reflects proceeds from issuance of Euro debt that were invested in short-term fixed

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	4

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maturities in advance of these funds being used to redeem preferred shares and senior notes in the fourth quarter of 2016.

▪
Cash used in financing activities was $12 million in the third quarter of 2017 compared to cash provided by financing activities of $723 million in the same period in 2016. The cash outflows in the third quarter of 2017 were driven by the dividends paid to preferred shareholders. The cash inflows in the third quarter of 2016 were due to cash proceeds on issuance of the Euro debt.

_______________________________________

PartnerRe Ltd. is a leading global reinsurer that helps insurance companies reduce their earnings volatility, strengthen their capital and grow their businesses through reinsurance solutions. Risks are underwritten on a worldwide basis through the Company’s three segments: P&C, Specialty, and Life and Health. For the year ended December 31, 2016, total revenues were $5.4 billion. At September 30, 2017, total assets were $23.6 billion, total capital was $8.2 billion and total shareholders’ equity was $6.8 billion. PartnerRe enjoys strong financial strength ratings as follows: A.M. Best A / Moody’s A1 / Standard & Poor’s A+.
PartnerRe on the Internet: www.partnerre.com
Forward-looking statements contained in this press release are based on the Company’s assumptions and expectations concerning future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. PartnerRe’s forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe, or other large property and casualty losses, credit, interest, currency and other risks associated with the Company’s investment portfolio, adequacy of reserves, levels and pricing of new and renewal business achieved, changes in accounting policies, risks associated with implementing business strategies, and other factors identified in the Company’s reports filed or furnished with the Securities and Exchange Commission. In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. The Company disclaims any obligation to publicly update or revise any forward-looking information or statements.

The Company’s estimate of losses for hurricanes Harvey, Irma and Maria is based on a preliminary analysis of the Company’s exposures, the current assumption of total insured industry losses and preliminary information received from certain cedants to date. There is material uncertainty associated with the Company's loss estimates given the nature, magnitude and recency of these loss events and the limited claims

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	5

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information received to date. The ultimate loss therefore may differ materially from the current preliminary estimate.

Contacts:	PartnerRe Ltd.
(441) 292-0888
Investor Contact: Ryan Lipschutz
Media Contact: Celia Powell

PartnerRe Ltd. Wellesley House, 5th Floor 90 Pitts Bay Road Pembroke, Bermuda HM 08	Telephone +1 441 292 0888 Fax +1 441 292 6080 www.partnerre.com	6

PartnerRe Ltd.
Consolidated Statements of Operations and Comprehensive (Loss) Income (1)
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Revenues
Gross premiums written	$1,389,951	$1,244,311	$4,352,308	$4,254,247
Net premiums written	$1,249,818	$1,131,260	$3,899,699	$3,886,375
Decrease (increase) in unearned premiums	145,052	178,319	(235,126)	(180,833)
Net premiums earned	1,394,870	1,309,579	3,664,573	3,705,542
Net investment income	97,594	101,773	298,975	305,943
Net realized and unrealized investment gains	61,248	55,548	213,506	414,682
Other income	3,593	3,266	11,029	11,572
Total revenues	1,557,305	1,470,166	4,188,083	4,437,739
Expenses
Losses and loss expenses	1,183,109	772,960	2,756,674	2,470,083
Acquisition costs	297,466	298,653	809,766	865,161
Other expenses (2)	90,179	91,257	270,020	367,439
Interest expense	10,547	12,251	31,920	36,766
Amortization of intangible assets	6,286	6,588	18,312	19,764
Net foreign exchange losses (gains)	40,919	8,362	107,049	(29,378)
Total expenses	1,628,506	1,190,071	3,993,741	3,729,835
(Loss) income before taxes and interest in earnings of equity method investments	(71,201)	280,095	194,342	707,904
Income tax expense	10,162	29,027	33,123	92,368
Interest in earnings of equity method investments	9,025	3,396	19,014	5,468
Net (loss) income	(72,338)	254,464	180,233	621,004
Preferred dividends	11,604	14,184	34,812	42,551
Net (loss) income available to common shareholder	$(83,942)	$240,280	$145,421	$578,453
Comprehensive (loss) income	$(44,436)	$234,980	$180,577	$599,728

(1) On March 18, 2016, Exor N.V. acquired 100% of the Company's common shares. As such, per share data is no longer meaningful and has been excluded. PartnerRe common shares are no longer traded on the NYSE.

(2) Other expenses for the three months ended September 30, 2017 include $8 million of reorganization related costs. Other expenses for the nine months ended September 30, 2017 include $24 million of reorganization related costs and transaction costs related to the Aurigen acquisition. Other expenses for the three months ended September 30, 2016 include $13 million of reorganization related severance costs and costs related to certain executive changes. Other expenses for the nine months ended September 30, 2016 include $106 million of transaction costs and accelerated stock-based compensation expense related to the closing of the acquisition by Exor as well as reorganization related severance costs.

PartnerRe Ltd.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars, except parenthetical share data)
(Unaudited)

	September 30, 2017	December 31, 2016
Assets
Investments:
Fixed maturities, at fair value	$13,569,214	$13,432,501
Short-term investments, at fair value	57,218	21,697
Equities, at fair value	609,878	38,626
Other invested assets	1,163,615	1,075,637
Total investments	15,399,925	14,568,461
Funds held – directly managed	527,733	511,324
Cash and cash equivalents	1,163,813	1,773,328
Accrued investment income	121,850	112,580
Reinsurance balances receivable	3,148,145	2,492,069
Reinsurance recoverable on paid and unpaid losses	884,690	331,704
Funds held by reinsured companies	789,758	685,069
Deferred acquisition costs	691,505	597,239
Deposit assets	83,536	74,273
Net tax assets	112,775	194,170
Goodwill	456,380	456,380
Intangible assets	166,569	107,092
Other assets and receivables	41,051	35,105
Total assets	$23,587,730	$21,938,794
Liabilities
Non-life reserves	$10,023,605	$8,985,434
Life and health reserves	2,375,838	1,984,096
Unearned premiums	2,043,819	1,623,796
Other reinsurance balances payable	354,735	281,973
Deposit liabilities	18,944	15,026
Net tax liabilities	186,360	166,113
Accounts payable, accrued expenses and other	332,574	849,572
Debt related to senior notes	1,372,188	1,273,883
Debt related to capital efficient notes	70,989	70,989
Total liabilities	16,779,052	15,250,882
Shareholders’ Equity
Common shares (par value $0.00000001; issued: 100,000,000 shares)	—	—
Preferred shares (par value $1.00; issued and outstanding: 28,169,062 shares; aggregate liquidation value: $704,227)	28,169	28,169
Additional paid-in capital	2,396,530	2,396,530
Accumulated other comprehensive loss	(74,226)	(74,569)
Retained earnings	4,458,205	4,337,782
Total shareholders’ equity	6,808,678	6,687,912
Total liabilities and shareholders’ equity	$23,587,730	$21,938,794

PartnerRe Ltd.
Condensed Consolidated Statements of Cash Flows
(Expressed in millions of U.S. dollars)
(Unaudited)

	For the three months ended		For the nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Net cash provided by operating activities	$113	$197	$241	$316
Net cash used in investing activities(1)(2)	(77)	(811)	(630)	(240)
Net cash (used in) provided by financing activities(3)(4)	(12)	723	(267)	444
Effect of foreign exchange rate changes on cash	22	13	47	(18)
Increase (decrease) in cash and cash equivalents	46	122	(609)	502
Cash and cash equivalents - beginning of period	1,118	1,957	1,773	1,577
Cash and cash equivalents - end of period	$1,164	$2,079	$1,164	$2,079

(1) Net cash used in investing activities in the nine months ended September 30, 2017 reflects cash used to fund the Aurigen acquisition and investments in public equity funds.

(2) Net cash used in investing activities in the three months ended September 30, 2016 primarily represented proceeds from issuance of Euro debt that was invested in short-term fixed maturities in advance of these funds being used to redeem preferred shares and senior notes in the fourth quarter of 2016. In addition to the investments in short-term fixed maturities, net cash used in investing activities in the nine months ended September 30, 2016 includes cash generated through redemption of investments in order to fund the payment of the special dividend upon closing of the merger with Exor N.V. (Special Dividend) in the first quarter of 2016.

(3) Net cash used in financing activities in the nine months ended September 30, 2017 reflects a redemption of debt by Aurigen.

(4) Net cash provided by financing activities in the three months ended September 30, 2016 includes proceeds from issuance of Euro 750 million senior debt in September 2016. In addition to the proceeds, the net cash provided by financing activities in the nine months ended September 30, 2016 includes the payment of the Special Dividend and the settlement of certain share-based awards upon closing of the merger with Exor N.V in the first quarter of 2016.

PartnerRe Ltd.
Consolidated Statements of Comprehensive (Loss) Income
(Expressed in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Net (loss) income	$(72,338)	$254,464	$180,233	$621,004
Change in currency translation adjustment	27,479	(18,946)	2,337	(20,820)
Change in net unrealized gains or losses on investments, net of tax	(76)	(210)	(228)	(620)
Change in unfunded pension obligation, net of tax	499	(328)	(1,765)	164
Comprehensive (loss) income	$(44,436)	$234,980	$180,577	$599,728

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars, except percentages)
(Unaudited)

	For the three months ended September 30, 2017
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$550	$489	$1,039	$351	$—	$1,390
Net premiums written	$461	$457	$918	$332	$—	$1,250
Decrease in unearned premiums	132	6	138	7	—	145
Net premiums earned	$593	$463	$1,056	$339	$—	$1,395
Losses and loss expenses	(647)	(221)	(868)	(315)	—	(1,183)
Acquisition costs	(140)	(124)	(264)	(34)	—	(298)
Technical result	$(194)	$118	$(76)	$(10)	$—	$(86)
Other (loss) income	—	(1)	(1)	3	2	4
Other expenses	(19)	(8)	(27)	(19)	(44)	(90)
Underwriting result	$(213)	$109	$(104)	$(26)	n/a	$(172)
Net investment income				16	82	98
Allocated underwriting result (1)				$(10)	n/a	n/a
Net realized and unrealized investment gains					61	61
Interest expense					(11)	(11)
Amortization of intangible assets					(6)	(6)
Net foreign exchange losses					(41)	(41)
Income tax expense					(10)	(10)
Interest in earnings of equity method investments					9	9
Net loss					n/a	$(72)
Loss ratio (2)	109.1%	47.8%	82.2%
Acquisition ratio (3)	23.6	26.7	25.0
Technical ratio (4)	132.7%	74.5%	107.2%
Other expense ratio (5)	3.1	1.8	2.6
Combined ratio (6)	135.8%	76.3%	109.8%
	For the three months ended September 30, 2016
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$497	$466	$963	$281	$—	$1,244
Net premiums written	$439	$421	$860	$271	$—	$1,131
Decrease in unearned premiums	141	35	176	2	—	178
Net premiums earned	$580	$456	$1,036	$273	$—	$1,309
Losses and loss expenses	(264)	(279)	(543)	(230)	—	(773)
Acquisition costs	(140)	(124)	(264)	(34)	—	(298)
Technical result	$176	$53	$229	$9	$—	$238
Other income	—	—	—	2	1	3
Other expenses	(31)	(19)	(50)	(15)	(26)	(91)
Underwriting result	$145	$34	$179	$(4)	n/a	$150
Net investment income				15	87	102
Allocated underwriting result (1)				$11	n/a	n/a
Net realized and unrealized investment gains					56	56
Interest expense					(12)	(12)
Amortization of intangible assets					(7)	(7)
Net foreign exchange losses					(9)	(9)
Income tax expense					(29)	(29)
Interest in earnings of equity method investments					3	3
Net income					n/a	$254
Loss ratio (2)	45.5%	61.2%	52.4%
Acquisition ratio (3)	24.2	27.2	25.5
Technical ratio (4)	69.7%	88.4%	77.9%
Other expense ratio (5)	5.3	4.2	4.8
Combined ratio (6)	75.0%	92.6%	82.7%

(1)
Allocated underwriting result is defined as net premiums earned, other income or loss and allocated net investment income less losses and loss expenses on life and health contracts, acquisition costs and other expenses.

(2)	Loss ratio is obtained by dividing losses and loss expenses by net premiums earned.

(3)	Acquisition ratio is obtained by dividing acquisition costs by net premiums earned.

(4)	Technical ratio is defined as the sum of the loss ratio and the acquisition ratio.

(5)	Other expense ratio is obtained by dividing other expenses by net premiums earned.

(6)	Combined ratio is defined as the sum of the technical ratio and the other expense ratio.

PartnerRe Ltd.
Segment Information
(Expressed in millions of U.S. dollars, except percentages)
(Unaudited)

	For the nine months ended September 30, 2017
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$1,894	$1,441	$3,335	$1,017	$—	$4,352
Net premiums written	$1,630	$1,294	$2,924	$976	$—	$3,900
Increase in unearned premiums	(177)	(53)	(230)	(5)	—	(235)
Net premiums earned	$1,453	$1,241	$2,694	$971	$—	$3,665
Losses and loss expenses	(1,216)	(657)	(1,873)	(884)	—	(2,757)
Acquisition costs	(359)	(346)	(705)	(105)	—	(810)
Technical result	$(122)	$238	$116	$(18)	$—	$98
Other income	1	(1)	—	10	1	11
Other expenses	(58)	(26)	(84)	(49)	(137)	(270)
Underwriting result	$(179)	$211	$32	$(57)	n/a	$(161)
Net investment income				44	255	299
Allocated underwriting result				$(13)	n/a	n/a
Net realized and unrealized investment gains					213	213
Interest expense					(32)	(32)
Amortization of intangible assets					(18)	(18)
Net foreign exchange losses					(107)	(107)
Income tax expense					(33)	(33)
Interest in earnings of equity method investments					19	19
Net income					n/a	$180
Loss ratio	83.7%	52.9%	69.5%
Acquisition ratio	24.7	27.9	26.2
Technical ratio	108.4%	80.8%	95.7%
Other expense ratio	4.0	2.1	3.1
Combined ratio	112.4%	82.9%	98.8%

	For the nine months ended September 30, 2016
	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$1,872	$1,512	$3,384	$870	$—	$4,254
Net premiums written	$1,667	$1,387	$3,054	$832	$—	$3,886
Increase in unearned premiums	(120)	(54)	(174)	(6)	—	(180)
Net premiums earned	$1,547	$1,333	$2,880	$826	$—	$3,706
Losses and loss expenses	(933)	(859)	(1,792)	(678)	—	(2,470)
Acquisition costs	(399)	(367)	(766)	(99)	—	(865)
Technical result	$215	$107	$322	$49	$—	$371
Other income	3	(1)	2	7	2	11
Other expenses	(108)	(67)	(175)	(49)	(143)	(367)
Underwriting result	$110	$39	$149	$7	n/a	$15
Net investment income				42	264	306
Allocated underwriting result				$49	n/a	n/a
Net realized and unrealized investment gains					415	415
Interest expense					(37)	(37)
Amortization of intangible assets					(20)	(20)
Net foreign exchange gains					29	29
Income tax expense					(92)	(92)
Interest in earnings of equity method investments					5	5
Net income					n/a	$621
Loss ratio	60.3%	64.5%	62.2%
Acquisition ratio	25.8	27.5	26.6
Technical ratio	86.1%	92.0%	88.8%
Other expense ratio	7.0	5.0	6.1
Combined ratio	93.1%	97.0%	94.9%

Supplementary Financial Information

PartnerRe Ltd.
Investment Portfolio
(Expressed in millions of U.S. dollars)
(Unaudited)

	September 30, 2017		December 31, 2016
Investments:
Fixed maturities
U.S. government	$2,357	15%	$3,489	24%
U.S. government sponsored enterprises	21	—	52	—
U.S. states, territories and municipalities	691	5	685	5
Non-U.S. sovereign government, supranational and government related	1,738	11	1,136	8
Corporate bonds	6,374	41	5,705	39
Mortgage/asset-backed securities	2,388	16	2,365	16
Total fixed maturities	13,569	88	13,432	92
Short-term investments	57	—	22	—
Equities	610	4	39	—
Other invested assets	1,164	8	1,076	8
Total investments	$15,400	100%	$14,569	100%
Cash and cash equivalents	1,164		1,773
Total investments and cash and cash equivalents	16,564		16,342
Maturity distribution:
One year or less	$293	2%	$264	2%
More than one year through five years	4,711	35	5,381	40
More than five years through ten years	3,985	29	3,703	27
More than ten years	2,249	16	1,741	13
Subtotal	11,238	82	11,089	82
Mortgage/asset-backed securities	2,388	18	2,365	18
Total fixed maturities and short-term investments	$13,626	100%	$13,454	100%
Credit quality by market value (Total investments excluding Other invested assets):
AAA	8%		6%
AA	45		52
A	18		15
BBB	26		24
Below Investment Grade/Unrated	3		3
	100%		100%
Expected average duration (1)	4.8	Yrs	4.9	Yrs
Average yield to maturity at market (1)	2.5%		2.7%
Average credit quality	A		A
 (1) Includes funds holding fixed income securities that are classified with equities on the Consolidated Balance Sheets and futures used for the purpose of managing duration

Supplementary Financial Information

PartnerRe Ltd.
Distribution of Corporate Bonds
(Expressed in thousands of U.S. dollars)
(Unaudited)

September 30, 2017
	Fair Value	Percentage to Total Fair Value of Corporate Bonds	Percentage to Invested Assets and cash	Largest single issuer as a percentage of Invested Assets and cash
Distribution by sector - Corporate bonds
Consumer noncyclical	$1,376,266	21.6%	8.3%	0.9%
Finance	1,209,591	19.0	7.3	0.9
Industrials	645,002	10.1	3.9	0.4
Energy	560,568	8.8	3.4	0.5
Consumer cyclical	503,133	7.9	3.0	0.4
Communications	467,609	7.3	2.8	0.7
Insurance	392,023	6.1	2.4	0.4
Utilities	322,070	5.1	1.9	0.2
Real estate investment trusts	304,315	4.8	1.8	0.3
Basic materials	244,718	3.8	1.5	0.4
Technology	243,363	3.8	1.5	0.4
Catastrophe bonds	67,502	1.1	0.4	—
Longevity and mortality bonds	25,618	0.4	0.2	0.2
Government guaranteed corporate debt	12,001	0.2	0.1	0.1
Total Corporate bonds	$6,373,779	100.0%	38.5%
Finance sector - Corporate bonds
Banks	$676,905	10.6%	4.1%
Investment banking and brokerage	351,086	5.5	2.1
Financial services	85,779	1.4	0.5
Commercial and consumer finance	44,111	0.7	0.3
Other	51,710	0.8	0.3
Total finance sector - Corporate bonds	$1,209,591	19.0%	7.3%
	AAA	AA	A	BBB	Non-Investment Grade/Unrated	Total
Credit quality of finance sector - Corporate bonds
Banks	$20,242	$21,031	$346,720	$288,912	$—	$676,905
Investment banking and brokerage	—	—	58,360	291,478	1,248	351,086
Financial services	—	27,680	24,776	33,323	—	85,779
Commercial and consumer finance	—	—	33,708	10,403	—	44,111
Other	—	6,422	25,114	20,174	—	51,710
Total finance sector - Corporate bonds	$20,242	$55,133	$488,678	$644,290	$1,248	$1,209,591
% of total	2%	5%	40%	53%	—%	100%
Concentration of investment risk
The top 10 Corporate bond issuers account for 18.3% of the Company’s total corporate bonds. The single largest issuer accounts for 2.3% of the Company’s total Corporate bonds.

Supplementary Financial Information

PartnerRe Ltd.
Analysis of Non-Life Reserves
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended		As at and for the nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Reconciliation of beginning and ending Non-life reserves:
Gross liability at beginning of period	$9,196,466	$9,457,499	$8,985,434	$9,064,711
Reinsurance recoverable at beginning of period	(327,428)	(262,411)	(266,742)	(189,234)
Net liability at beginning of period	8,869,038	9,195,088	8,718,692	8,875,477
Net incurred losses related to:
Current year	1,055,103	716,426	2,255,999	2,296,956
Prior years	(187,026)	(173,254)	(383,212)	(505,073)
	868,077	543,172	1,872,787	1,791,883
Change in reserve agreement (1)	2,191	(20,553)	9,685	7,671
Net losses paid	(541,063)	(465,912)	(1,677,360)	(1,428,870)
Effects of foreign exchange rate changes	101,126	24,526	375,565	30,160
Net liability at end of period	9,299,369	9,276,321	9,299,369	9,276,321
Reinsurance recoverable at end of period	724,236	290,151	724,236	290,151
Gross liability at end of period	$10,023,605	$9,566,472	$10,023,605	$9,566,472

Breakdown of gross liability at end of period:
Case reserves	$4,119,683	$4,016,213	$4,119,683	$4,016,213
Additional case reserves	163,752	176,248	163,752	176,248
Incurred but not reported reserves	5,740,170	5,374,011	5,740,170	5,374,011
Gross liability at end of period	$10,023,605	$9,566,472	$10,023,605	$9,566,472
Gross liability at end of period by Non-life segment:
P&C	7,137,387	6,428,472	7,137,387	6,428,472
Specialty	2,886,218	3,138,000	2,886,218	3,138,000
Gross liability at end of period	$10,023,605	$9,566,472	$10,023,605	$9,566,472
Unrecognized time value of Non-life reserves (2)	$508,457	$316,168	$508,457	$316,168
Non-life paid loss ratio data:
Non-life paid losses to incurred losses ratio	62.3%	85.8%	89.6%	79.7%
Non-life paid losses to net premiums earned ratio	51.3%	45.0%	62.3%	49.6%
(1) The change in the reserve agreement is due to adverse (favorable) development on Paris Re’s reserves which are guaranteed by Axa under the reserve agreement.
(2) The unrecognized time value of non-life reserves represents the difference between the recorded gross/net liability for non-life reserves and the amount of gross/net liability for non-life reserves that would be recorded if the underlying non-life reserves were discounted. The unrecognized time value, or discount, in the non-life reserves is calculated by applying appropriate risk-free rates by currency and duration to the underlying non-life reserves.

Supplementary Financial Information

PartnerRe Ltd.
Life Value In Force
The Company calculates Value in Force (VIF) for its Life portfolio, which represents the value of the Life portfolio that is not recognized in the Consolidated Balance Sheets prepared under generally accepted accounting principles in the United States (U.S. GAAP). Accordingly, there is no corresponding measure that is prepared in accordance with U.S. GAAP. Management believes that this is useful information for investors, analysts, rating agencies and others. The Life VIF calculation includes the business written in the Company’s Life and Health segment, except for the PartnerRe Health business.
The Company’s Life VIF calculation uses market consistent techniques, but primarily differs from a full Market Consistent Embedded Value (MCEV) calculation, as defined in the European Insurance CFO Forum MCEV principles, due to: (i) different methodologies used; and ii) the Life VIF is only a component of MCEV and, specifically, the tangible assets backing the liabilities are not considered in the Company’s calculation.
The Company’s Life VIF, which is calculated on a going concern basis, is the sum of:

•
present value of future profits - which is defined as the net present value of shareholders’ projected after-tax cash flows from the in-force business on a best-estimate assumption basis. The discount rates used reflect currency-specific market yields on zero coupon government bonds at given durations and are applied to projected deterministic cash flows and to calculate risk-free investment returns. The best-estimate is defined as median biometric assumptions and does not include any provision for adverse deviation. The Company attributes no value to future new business or renewals of short-term business. Allocated inflated-adjusted expenses are projected on a best estimate basis;

•
cost of non-hedgeable risks - which is defined as the cost of holding capital for non-hedgeable financial and non-hedgeable non-financial risks, such as a mortality deviation from shocks or changes in trends. The non-hedgeable risk capital has been determined using an internal economic capital model calibrated to a 99.6% Value at Risk (VaR) corresponding to a 1 in 250 year event;

•	frictional costs - which is defined as the cost of double taxation or investment management charges on assets backing required capital;

•
time value of options and guarantees (TVOG) - which is defined as the difference between the market value and the intrinsic value of the option calculated using stochastic techniques. The TVOG is significant to the guaranteed minimum death benefit (GMDB) portfolio where the Company covers death claims on savings plans, where the sum reinsured is the difference between the invested premium amount and the current fund value; and

•	cost of non-economic excess encumbered capital - which is defined as the cost of any encumbered capital in excess of economic capital required by local regulations.
Actuarial non-economic assumptions, such as current and future mortality, are based on the most recent experience available, combined with internal and industry benchmarks, including trend expectation where appropriate.
The Life VIF is sensitive to changes in assumptions. In particular, the Life VIF is sensitive to changes in yield curves that are used for discounting, changes in equity market value assumptions and implied volatilities.
The Company performs a detailed Life VIF calculation on an annual basis and performs a roll-forward approach on an interim quarterly basis.

Supplementary Financial Information

PartnerRe Ltd.
Analysis of Life and Health Reserves
(Expressed in thousands of U.S. dollars)
(Unaudited)

	As at and for the three months ended		As at and for the nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Reconciliation of beginning and ending Life and health reserves:
Gross liability at beginning of period	$2,271,323	$2,046,248	$1,984,096	$2,051,935
Reinsurance recoverable at beginning of period	(35,041)	(35,269)	(31,372)	(42,773)
Net liability at beginning of period	2,236,282	2,010,979	1,952,724	2,009,162
Liability acquired related to the acquisition of Aurigen	—	—	67,916	—
Net incurred losses related to:
Current year	302,954	227,201	856,064	693,384
Prior years	12,078	2,587	27,823	(15,184)
	315,032	229,788	883,887	678,200
Net losses paid	(263,584)	(215,432)	(735,988)	(622,318)
Effects of foreign exchange rate changes	50,699	(3,824)	169,890	(43,533)
Net liability at end of period	2,338,429	2,021,511	2,338,429	2,021,511
Reinsurance recoverable at end of period	37,409	29,459	37,409	29,459
Gross liability at end of period	$2,375,838	$2,050,970	$2,375,838	$2,050,970
Life value in force	$295,200	$140,400	$295,200	$140,400

Supplementary Financial Information

PartnerRe Ltd.
Natural Catastrophe Probable Maximum Losses (PMLs)
(Expressed in millions of U.S. dollars)
(Unaudited)
Single occurrence estimated net PML exposure

		July 1, 2017		April 1, 2017		January 1, 2017
Zone	Peril	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)
U.S. Southeast	Hurricane	$556		$557		$631
U.S. Northeast	Hurricane	573		567		616
U.S. Gulf Coast	Hurricane	586		557		583
Caribbean	Hurricane	175		184		196
Europe	Windstorm	403		394		404
Japan	Typhoon	209		204		198
California	Earthquake	512	$640	480	$633	488	$665
British Columbia	Earthquake	143	306	159	312	166	307
Japan	Earthquake	330	368	316	350	309	352
Australia	Earthquake	152	222	150	211	148	184
New Zealand	Earthquake	140	201	137	200	131	171

The PML estimates are pre-tax and net of retrocession and reinstatement premiums. The peril zones in this disclosure are major peril zones for the industry. The Company has exposures in other peril zones that can potentially generate losses greater than the PML estimates in this disclosure.

For more information regarding cautionary language related to the Natural Catastrophe PML disclosure and the forward-looking statements, as well as uncertainties and limitations associated with certain assumptions and the methodology used, refer to the Company’s natural catastrophe PML information and definitions (see Risk Management—Natural Catastrophe PML in Item 3 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2016).

Supplementary Financial Information

PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016

Beginning of period common shareholder's equity	$6,160,491	$6,169,310	$5,983,685	$6,046,751
End of period common shareholder's equity	6,104,451	6,299,886	6,104,451	6,299,886
Average common shareholder's equity(1)	$6,132,471	$6,234,598	$6,044,068	$6,173,318

Annualized return on average common shareholders' equity calculated with net income available to common shareholder (2)	(5.5)%	15.4%	3.2%	12.5%
Less:
Annualized net realized and unrealized investment gains, net of tax, on average common shareholder's equity(1)	4.2	3.6	4.4	7.9
Annualized net foreign exchange (losses) gains, net of tax, on average common shareholder's equity(1)	(2.6)	(0.3)	(2.1)	0.9
Annualized net interest in earnings of equity method investments, net of tax, on average common shareholder's equity(1)	0.3	0.2	0.3	0.2
Annualized operating return on average common shareholder's equity(1)	(7.4)%	11.9%	0.6%	3.5%

Net (loss) income	$(72,338)	$254,464	$180,233	$621,004
Less: Dividends to preferred shareholders	11,604	14,184	34,812	42,551
Net (loss) income available to common shareholder	(83,942)	240,280	145,421	578,453

Less:
Net realized and unrealized investment gains, net of tax	63,802	56,370	199,064	366,625
Net foreign exchange (losses) gains, net of tax	(40,023)	(4,458)	(95,001)	40,854
Interest in earnings of equity method investments, net of tax	5,775	3,384	14,358	7,376
Operating (losses) earnings available to common shareholder	$(113,496)	$184,984	$27,000	$163,598

(1) Average common shareholder's equity is calculated by using the sum of the beginning of period and end of period common shareholder's equity divided by two.
(2) Net income or loss available to common shareholder is calculated after preferred dividends.

Supplementary Financial Information

PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(in thousands of U.S. dollars)
(Unaudited)

	For the three months ended		For the nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Annualized return on average common shareholder's equity(1) calculated with net (loss) income available to common shareholder	(5.5)%	15.4%	3.2%	12.5%
Add:
Transaction and severance related costs(2), net of tax	0.4	0.8	0.4	2.0
Annualized return on average common shareholder's equity(1) calculated with net (loss) income available to common shareholder, adjusted by transaction and severance costs	(5.1)%	16.2%	3.6%	14.5%

Net (loss) income available to common shareholder(3)	$(83,942)	$240,280	$145,421	$578,453
Add:
Transaction and severance related costs(2), net of tax	5,986	11,578	19,205	93,257
Net (loss) income available to common shareholder(3), adjusted by transaction and severance costs	$(77,956)	$251,858	$164,626	$671,710

Annualized operating return on average common shareholder's equity(1)	(7.4)%	11.9%	0.6%	3.5%
Add:
Transaction and severance related costs(2), net of tax	0.4	0.7	0.4	2.0
Annualized operating return on average common shareholder's equity(1), adjusted by transaction and severance costs	(7.0)%	12.6%	1.0%	5.5%

Operating (losses) earnings available to common shareholder	$(113,496)	$184,984	$27,000	$163,598
Add:
Transaction and severance related costs(2), net of tax	5,986	11,578	19,205	93,257
Operating (losses) earnings available to common shareholder, adjusted by transaction and severance costs	$(107,510)	$196,562	$46,205	$256,855

(1) Average common shareholder's equity is calculated by using the sum of the beginning of period and end of period common shareholder's equity divided by two.

(2) The adjustment of $6 million ($8 million pre-tax) for the three months ended September 30, 2017 primarily represented reorganization related costs. The adjustment of $19 million ($24 million pre-tax) for the nine months ended September 30, 2017 primarily represented reorganization related costs and transaction costs related to the Aurigen acquisition. The adjustment of $12 million ($13 million pre-tax) for the three months ended September 30, 2016 represented reorganization related severance costs and costs related to certain executive changes. The adjustment of $93 million ($106 million pre-tax) for the nine months ended September 30, 2016 represented transaction costs and accelerated stock-based compensation expense related to the closing of the acquisition by Exor as well as reorganization related severance costs.

(3) Net income or loss available to common shareholder is calculated after preferred dividends.

Supplementary Financial Information

PartnerRe Ltd.
Reconciliation of GAAP and non-GAAP measures
(in thousands of U.S. dollars)
(Unaudited)

	September 30, 2017	December 31, 2016
Tangible book value:
Total shareholders' equity	$6,808,678	$6,687,912
Less:
Preferred shares, aggregate liquidation value	704,227	704,227
Common shareholder’s equity	6,104,451	5,983,685
Less:
Goodwill (1)	456,380	456,380
Intangible assets, net of tax (1)	131,461	73,022
Tangible book value	$5,516,610	$5,454,283

Capital Structure:
Senior notes	$1,372,188	$1,273,883
Capital efficient notes (2)	63,384	63,384
Preferred shares, aggregate liquidation value	704,227	704,227
Common shareholder's equity	6,104,451	5,983,685
Total Capital	$8,244,250	$8,025,179

(1) The increase in intangible assets, net of tax, relates to the recognition of the fair value of business acquired (VOBA) and certain insurance licenses upon the acquisition of Aurigen, net of amortization expense, in the three months ended June 30, 2017. There was no related increase in goodwill as a bargain purchase gain of less than $1 million was recorded in other income in the Consolidated Statement of Operations.

(2) Non-consolidated debt issued externally related to CENts of $63m does not appear in the debt line of the Consolidated Balance Sheet as the finance entity that issued the debt (PartnerRe Finance II Inc.)
does not meet the U.S. GAAP criteria for consolidation. The Consolidated Balance Sheets as of September 30, 2017 and December 31, 2016 include the related intercompany notes of $71m issued by PartnerRe U.S. Corporation to PartnerRe Finance II Inc.